UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  MARCH 17, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND NIH EXTEND EBOLA VACCINE AGREEMENT

LEIDEN, THE NETHERLANDS, MARCH 17, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL) announced today that it has extended its Cooperative Research and Development Agreement (CRADA) with the Vaccine Research Center (VRC), part of the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH), for the development of vaccines to protect against Ebola, Marburg and Lassa infections.

Under the existing CRADA, Crucell and the VRC have developed a PER.C6(R)-based Ebola vaccine which is undergoing pre-clinical evaluation. In the extended CRADA, Crucell and the VRC will continue to develop this vaccine and will use the Ebola vaccine results in the development of Marburg and Lassa vaccines.

Under the terms of the agreement, the NIAID will provide funding for the experiments performed at the VRC and for animal studies, which will be performed at the US Army Medical Research Institute of Infectious Diseases (USAMRIID). Crucell has the option for exclusive commercialisation rights to any intellectual property generated by the VRC on the Ebola, Marburg and Lassa vaccines that falls under the research plan of this CRADA. The vaccines could be useful as counter-measures against deliberate release of these infectious agents in bio-terror attacks.

"Crucell and the VRC have so far made significant progress together, generating promising results in the development of a vaccine against an extremely dangerous disease," said Crucell's Chief Scientific Officer, Jaap Goudsmit. "We are very pleased that this collaboration will now continue as we prepare to take our vaccine to the clinic."

Ebola, Marburg and Lassa viruses cause a highly lethal syndrome of fever and bleeding, called hemorrhagic fever. These viruses have been listed by the NIAID as category A priority agents and as such are covered by the BioShield Act 2004, passed by the US Senate on May 19, 2004. BioShield is set to appropriate US$ 5.6 billion for the development of countermeasures against chemical and biological weapons.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with Sanofi Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Leon Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com




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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     MARCH 17, 2005                              /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications